Exhibit 99.1

SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited)

Selected quarterly information for the years ended December 31, 2005 and 2004 is as follows (in thousands, except per share amounts):

	Quarter Ended
2005	December 31	September 30	June 30	March 31

Revenues from continuing Rental Operations	$185,509	$177,141	$176,930	$166,603
Revenues from continuing Service Operations	13,914	22,584	23,748	21,695
Net income available for common shareholders	30,055	213,348	40,299	25,481
Basic income per common share	$0.22	$1.50	$0.28	$0.18
Diluted income per common share	$0.22	$1.48	$0.28	$0.18
Weighted average common shares	136,855	142,663	143,480	143,089
Weighted average common and dilutive potential common shares	151,145	158,468	157,696	157,720
Funds From Operations (1)	$84,548	$87,175	$87,841	$81,625

2004	December 31	September 30	June 30	March 31

Revenues from continuing Rental Operations	$165,982	$163,486	$156,328	$155,359
Revenues from continuing Service Operations	27,195	17,434	14,739	11,435
Net income available for common shareholders	41,150	42,527	34,716	32,886
Basic income per common share	$0.29	$0.30	$0.24	$0.24
Diluted income per common share	$0.29	$0.30	$0.24	$0.23
Weighted average common shares	142,716	142,273	142,104	138,398
Weighted average common and dilutive potential common shares	157,350	157,105	156,828	156,913
Funds From Operations (1)	$95,487	$89,277	$86,724	$80,981

(1)  Funds From Operations (“FFO”) is used by industry analysts and investors as a supplemental operating  performance measure of an equity real estate investment trust (“REIT”). FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”). FFO, as defined by NAREIT, represents net income (loss) determined in accordance with generally accepted accounting principles (“GAAP”), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required primary GAAP presentations, has improved the understanding of operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. Management considers FFO to be a useful measure for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in comparing the operating performance of a company’s real estate between periods or as compared to different companies.